                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.09 PAR VALUE
                         (Title of Class of Securities)

                                  774877 10 4
                                 (CUSIP Number)

                    FRANCISCO QUINTANILLA DE LA GARZA, C.P.
                        ABACO CORPORATIVO, S.A. DE C.V.
                           MONTES ROCALLOSOS 505 SUR
                            RESIDENCIAL SAN AGUSTIN
                       GARZA GARCIA, N.L.  MEXICO  66260
                               011-52-83-99-6030
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)


                                JANUARY 10, 1995
                                JANUARY 31, 1995
                                 APRIL 10, 1995
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774877 10 4

                                     13D

------------------------------------------------------------------------------
1.       Name of reporting person
         S.S. or I.R.S. Identification No. of above person

         Abaco Grupo Financiero, S.A. de C.V., I.R.S. No.:   None
------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group        (a)  / /
                                                                 (b)  / /

------------------------------------------------------------------------------
3.       SEC Use Only

------------------------------------------------------------------------------
4.       Sources of Funds

                   AF, WC
------------------------------------------------------------------------------
5.       Check if disclosure of legal proceedings is required         / /
         pursuant to Items 2(d) or 2(e)


------------------------------------------------------------------------------
6.       Citizenship or place of organization

         United Mexican States


                 Number of Shares            ---------------------------------
                 Beneficially Owned by       7.      Sole Voting Power
                 Each Reporting Person                        0
                 with:
                                             ---------------------------------
                                             8.      Shared Voting Power
                                                              4,625,788

                                             ---------------------------------
                                             9.      Sole Dispositive Power
                                                              0

                                             ---------------------------------
                                             10.     Shared Dispositive Power
                                                              4,625,788


------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person

                 4,625,788 shares of Common Stock

------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes        / /
         certain shares

------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)

                 69.6%

------------------------------------------------------------------------------
14.      Type of reporting person

                 HC, CO
------------------------------------------------------------------------------

CUSIP No. 774877 10 4

                                     13D


------------------------------------------------------------------------------
1.       Name of reporting person
         S.S. or I.R.S. Identification No. of above person

         Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero, I.R.S. No.: None

------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group         (a)  / /
                                                                  (b)  / /

------------------------------------------------------------------------------
3.       SEC Use Only


------------------------------------------------------------------------------
4.       Sources of Funds

             AF, WC

------------------------------------------------------------------------------
5.       Check if disclosure of legal proceedings is required          / /
         pursuant to items 2(d) or 2(e)

------------------------------------------------------------------------------
6.       Citizenship or place of organization

         United Mexican States


                 Number of Shares            ---------------------------------
                 Beneficially Owned by       7.      Sole Voting Power
                 Each Reporting Person                        0
                 with:
                                             ---------------------------------
                                             8.      Shared Voting Power
                                                              4,625,788

                                             ---------------------------------
                                             9.      Sole Dispositive Power
                                                              0

                                             ---------------------------------
                                             10.     Shared Dispositive Power
                                                              4,625,788


------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person

                 4,625,788 shares of Common Stock

------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares

                                                                        / /
------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)

                 69.6%

------------------------------------------------------------------------------
14.      Type of reporting person

                 BD, CO

------------------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Schedule 13D filed by EDGAR on January 18, 1994 as part of Amendment No. 3 (Final Amendment) to a
Schedule 14D-1 (the "Schedule 14D-1") of Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero (the "Purchaser") and Abaco Grupo Financiero, S.A. de C.V. ("Parent"). Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-1.


ITEM 2. IDENTITY AND BACKGROUND.

         See Amended Schedule I to Offer to Purchase attached hereto as Exhibit 1 and incorporated herein by reference, which amends and supersedes Schedule I to the Offer to Purchase previously filed as part of Exhibit (a)(1) of the
Schedule 14D-1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Purchaser used working capital in the aggregate amount of $17,121,521.34 to effect the purchases reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Purchaser entered into the private transactions reported herein with certain former directors and/or executive officers of the Company to purchase common stock, par value $.09 per share, of the Company (the "Common Stock") pursuant to the terms of the Acquisition Agreement dated as of November 17, 1993, among the Purchaser, Parent and the Company, which agreement was filed as Exhibit (c)(1) of the Schedule 14D-1.

         Subsequent to the consummation of the Purchaser's tender offer for a majority of the outstanding shares of the Company, the Company substantially replaced its senior management team. On April 11, 1994, the Company appointed Charles W. Daggs, III as its President and Chief Executive Officer. Following Mr. Daggs' appointment, the Company conducted a review of each of its core businesses and developed overall Company and departmental business plans. Management determined that the Company was in urgent need of additional capital to conduct its current business. It concluded that the Company would require a capital infusion of $25 million both to meet its current needs and to implement the new business plans. In light of the Company's financial condition, Purchaser appeared to be the most viable source of this additional capital.

         Purchaser indicated its willingness to provide the Company with an aggregate of $25 million in additional capital, which amount was requested by Mr. Daggs in a meeting with management of the Purchaser. On June 24, 1994, Confia, S.A., Institucion de Banca Multiple, Abaco Grupo Financiero ("Confia, S.A."), a commercial banking subsidiary of Parent, entered into an agreement with the Company pursuant to which Confia, S.A. agreed to provide the Company with $10 million of capital in the form of a loan. Purchaser agreed to provide the remaining $15 million in capital in the form of an investment in additional shares of the Common Stock.

         However, the New York Stock Exchange, Inc. (the "Exchange"), which lists the Company's outstanding Common Stock, has a policy requiring stockholder approval of such an issuance. Management of the Company believed that the process of calling a special stockholders' meeting to approve the issuance of the Common Stock and preparing and circulating proxy materials would have unacceptably delayed the infusion of capital. Therefore, the Company, with the approval of the Exchange, entered into a Stock Purchase Agreement with the Purchaser as of June 24, 1994 (the "Stock Purchase Agreement") which is attached hereto as Exhibit 2 and incorporated herein by reference, under which the Company issued 150 shares of Series A Non-Voting Convertible Preferred Stock, $.01 par value per share (the "Series A Preferred Stock") to Purchaser in a private placement. Purchaser purchased the Series A Preferred Stock at a price of $100,000 per share (the "Subscription Price") for an aggregate purchase price of $15,000,000.

         Under the terms of the Stock Purchase Agreement, each of the 150 outstanding shares of the Series A Preferred Stock converted automatically into fully paid and nonassessable shares of Common Stock upon the approval of such conversion by the stockholders of the Company pursuant to the Exchange requirements. The Series A Preferred Stock was otherwise not convertible.
Each share of Series A Preferred Stock was to be converted into the number of shares of Common Stock equal to the Subscription Price divided by the conversion price. The Company and Purchaser agreed in a letter agreement executed simultaneously with the Stock Purchase

Agreement that the conversion price would be fixed by the Board of Directors of the Company following receipt of an analysis of the fair market value of the Common Stock to be prepared by a "big six" public accounting firm (the "Valuation Report") and upon recommendation of the Company's Audit Committee. The Valuation Report, which was prepared by KPMG Peat Marwick LLP, concluded that the fair market value of the Common Stock to be issued to Purchaser in the conversion was $7.25 per share as of June 24, 1994. This conversion price would result in the receipt by Purchaser upon conversion of the Series A Preferred Stock of 13,793.103 shares of Common Stock for each of its 150 shares of Series A Preferred Stock, for a total of 2,068,965 shares of Common Stock. The Series A Preferred Stock was fully converted. See Item 5(c).

         On September 29, 1995, the Company and Confia, S.A. entered into a Note Conversion Agreement (the "Note Conversion Agreement"), a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference, pursuant to which the Company granted Confia, S.A. the right, at its option, to convert the aggregate principal amount of the credit outstanding from Confia, S.A. to the Company, together with any accrued interest thereon, into shares of the Company's Common Stock at a floating conversion ratio equal to the book value per share of the Company's Common Stock determined on the date of conversion in accordance with the terms of the Note Conversion Agreement. However, the debt is not presently convertible because conversion is subject to approval by the stockholders of the Company pursuant to the listing requirements of the Exchange or, in the alternative, a rights offering to the stockholders of the Company for their pro rata number of shares at a cash price equal to the conversion ratio in accordance with the terms of the Note Conversion Agreement. In any event, such a rights offering would be required to be made within one year after any conversion. Pursuant to the agreement, Confia, S.A. loaned the Company an additional $2,500,000 to pay off the loan of a third party subordinated lender which was then due and agreed to issue a standby letter of credit for the account of the Company in the amount of $6,000,000. On November 10, 1995, the Company and Confia, S.A. entered into Amendment No. 1 to Note Conversion Agreement (the "Amendment No. 1 to Note Conversion Agreement"), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, pursuant to which Confia, S.A. loaned the Company an additional $10,000,000. As of the date of the Amendment No. 1 to Note Conversion Agreement, the aggregate principal amount of the credit outstanding from Confia, S.A. to the Company was $32,500,000 and the conversion ratio, subject to adjustment, was $1.81 per share. The outstanding credit consists of the $10,000,000 loan which is the subject of the Amendment No. 1 to Note Conversion Agreement, the $2,500,000 loan, the $6,000,000 letter of credit to be issued, the $10,000,000 loan on June 24, 1994 discussed above and a $4,000,000 loan on August 25, 1995. The Note Conversion Agreement is assignable by Confia, S.A. to the Purchaser and in the event of any conversion it is likely that the Purchaser would become the owner of the shares of Common Stock subject to the Note Conversion Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of November 30, 1995, the Purchaser and Parent respectively each beneficially owned an aggregate amount of 4,625,788 shares of the Company's Common Stock. Based upon the most recently available filing by the Company with the Securities and Exchange Commission, which shows an aggregate of 6,645,802 shares of the Company's Common Stock outstanding, such shares constitute approximately 69.6% of the outstanding shares of the Company's Common Stock.

         (b) The Purchaser and Parent share the power to vote and the power to dispose of the aggregate number of shares of the Company's Common Stock reported herein as beneficially owned by each of them.

         (c) On January 10, 1995, pursuant to previously disclosed agreements dated January 10, 1994 entered into in accordance with the terms of the Acquisition Agreement, the Purchaser purchased an aggregate of 166,820 shares of outstanding Common Stock at a purchase price of $10.50 per share plus accrued interest calculated at 4% per annum from the date of such agreements from six former directors and executive officers of the Company in private transactions. On April 10, 1995, pursuant to another previously disclosed agreement dated January 10, 1994 entered into in accordance with the terms of the Acquisition Agreement, the Purchaser purchased an aggregate of 27,000 shares of outstanding Common Stock at a purchase price of $10.50 per share plus accrued interest calculated at 4% per annum from the date of such agreement from another former director and executive officer of the Company. The Purchaser had a similar agreement dated January 10, 1994 with another former director and executive officer of the Company to purchase 2,800 shares of Common Stock to take place on January 10, 1995, but the purchase did not occur on that date and it is the Purchaser's position that such agreement is null and void.

         At a special meeting of stockholders on January 31, 1995, the stockholders approved the conversion of the Series A Preferred Stock into 2,068,965 shares of Common Stock after solicitation of proxies pursuant to a proxy statement dated December 27, 1994, and the shares were issued to Purchaser. Purchaser waived its right to receive the dividends which had accrued prior to conversion.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 4 and 5(c).

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


           (1)      Amended Schedule I to Offer to Purchase
           (2)      Stock Purchase Agreement between the Purchaser and the
                    Company.
           (3)      Note Conversion Agreement between Confia and the Company.
           (4)      Amendment No. 1 to Note Conversion Agreement.
           (5)      Agreement between the Purchaser and Frederick G. Uhlmann.
           (6)      Agreement between the Purchaser and Norman E. Mains.
           (7)      Agreement between the Purchaser and Lawrence R. Helfand.
           (8)      Agreement between the Purchaser and Kurt B. Karmin.
           (9)      Agreement between the Purchaser and Victor C. Chigas.
           (10)     Agreement between the Purchaser and Scott H. Lang.
           (11)     Agreement between the Purchaser and Mark J. Grant.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  November 30, 1995




                            ABACO GRUPO FINANCIERO, S.A. DE C.V.

                            By:/s/ Eduardo Camarena
                               --------------------
                              Eduardo Camarena

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  November 30, 1995




                               ABACO CASA DE BOLSA, S.A. DE C.V.,
                               ABACO GRUPO FINANCIERO

                               By:/s/ Ernesto Arechavala
                                  ----------------------
                                 Ernesto Arechavala

                               INDEX TO EXHIBITS


Exhibit                                                                             Sequential
Number                                                                              Page No.
-------                                                                             ----------


(1)      Amended Schedule I to Offer to Purchase

(2)      Stock Purchase Agreement between the Purchaser and the Company.

(3)      Note Conversion Agreement between Confia and the Company.

(4)      Amendment No. 1 to Note Conversion Agreement.

(5)      Agreement between the Purchaser and Frederick G. Uhlmann.

(6)      Agreement between the Purchaser and Norman E. Mains.

(7)      Agreement between the Purchaser and Lawrence R. Helfand.

(8)      Agreement between the Purchaser and Kurt B. Karmin.

(9)      Agreement between the Purchaser and Victor C. Chigas.

(10)     Agreement between the Purchaser and Scott H. Lang.

(11)     Agreement between the Purchaser and Mark J. Grant.

